NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 10, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corporation,
Capital Protected EquitY PerformanCe LinkEd
Securities 'Index Cycles,' due November 26, 2010,
Linked to S&P 500 Index is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on November 26, 2010.

The security was suspended by the
Exchange on November 26, 2010.